ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE MONTHS ENDED JANUARY 31, 2009 AND 2008

(Expressed in Canadian Dollars)

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JANUARY 31, 2009 AND 2008

(Dated March 23, 2009)

Management’s Responsibility for Financial Reporting:

The accompanying interim consolidated financial statements have been prepared by management and are in accordance with Canadian Generally Accepted Accounting Principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. Management maintains a system of disclosure controls and procedures (“DC&P”) designed to provide reasonable assurance that the assets are safeguarded and the financial and other factual information contained herein is accurate and reliable. Further, management has evaluated these disclosure controls and procedures and determined that they are appropriate and effective, and have so certified. As part of the system of disclosure controls and procedures, the Company maintains a set of internal controls over financial reporting (“ICFR”) which were developed in accordance with the guidance from the Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management’s evaluation and conclusions on the effectiveness of the Company’s DC&P thereby apply to the Company’s internal controls over financial reporting also. In the current period, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Board of Directors approves the financial statements and ensures that management has discharged its financial responsibilities. The Board’s review is accomplished principally through the Audit Committee, which meets periodically to review all financial reports prior to filing.

Certain statements in this report may constitute forward-looking statements that are subject to risks and uncertainties. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they were made. See Notes to the Financial Statements regarding going concern, commitments, contingencies, legal matters, environmental matters and other matters, which could materially affect the Company’s future business, results of operations, financial position and liquidity.

Description of Business:

La Preciosa Property:

On December 1, 2003, the Company entered into a joint venture with Minas de Sanluis S.A. de C.V., a subsidiary of Wheaton River Minerals Ltd. (“Wheaton”) (now Goldcorp Inc.), with Luismin, S.A. de C.V., and with Minera Thesalia, S.A. de C.V. to acquire an interest in the La Preciosa silver-gold project located in the State of Durango, Mexico. Under the terms of the agreement, Orko earned a 75 per cent interest in the project by incurring exploration and development expenditures of US$1.5 million. The Company issued 50,000 common shares to Minas de Sanluis upon TSX Venture Exchange approval. On March 3, 2006, the Company reached an agreement with Goldcorp Inc. to acquire 100 per cent ownership of the La Preciosa Project. Pursuant to the agreement, the Company acquired the remaining 25 per cent interest in La Preciosa from Goldcorp Inc. for consideration of US $1 Million, satisfied by issuing to Luismin S.A. de C.V. (a subsidiary of Goldcorp Inc.) common shares of the Company at a deemed price of CDN $0.48 per share. In June 2006, the Company issued 2,378,750 shares to Luismin S.A. de C.V. and completed its acquisition of 100% of the La Preciosa property.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE MONTHS ENDED JANUARY 31, 2009 AND 2008

(Expressed in Canadian Dollars)

Description of Business (continued):

La Preciosa Property (continued):

The La Preciosa property hosts tertiary-aged gold and silver bearing epithermal quartz vein systems, associated with barite and minor quantities of base metals. The vein trend is principally north/south, although there are subordinate, mineralized vein systems that run in an east/west direction. Veins have been traced for over 5 km along strike with thicknesses of up to 40 metres encountered in drill intercepts. The La Preciosa claims cover 1,134 hectares and are located about an hour and a half from Durango, Durango State, Mexico.

In 2005, the Company retained a geophysics contractor to conduct an IP survey on the La Preciosa property and a number of targets were identified, and subsequently, management signed an agreement with Major Drilling de Mexico, S.A. de C.V. to undertake a drilling program, initially estimated at approximately 5,000 metres. Drilling commenced in March 2005, and based on the early results, the Company extended the program for an additional 5,000 metres, and engaged a second drill capable of greater depths. The results of this extension were encouraging, and the Company was able to release an Inferred Resource Estimate indicating an in-situ resource of approximately 22.3 million ounces of Silver – Equivalent, based on the assay results from 18 of its first 24 holes completed.

The Company has since completed multiple phases of the drilling program on the La Preciosa property and drilled continuously through to December 2008 such that 354 holes have been drilled in the main area, plus 12 peripheral target holes, for a total of 145,976 metres. At the site, five core storage buildings and one coarse rejects storage building have been constructed and a new road access route to southern targets completed. The Company has released assay results for all holes drilled to date, and has been able to extend the strike length to 3.5 km in the resource area to date, and has added a major vein deeper in the stratigraphy, named the “Martha” vein.

In addition, a geochemical program consisting of 1,167 soil samples has been conducted over the southern part of La Preciosa. La Preciosa soil grid is contiguous with the soil grid on the southern end of San Juan. Multiple geochemical anomaly targets have been identified for future follow up. Surface trenching programs have commenced on the El Orito Norte and Nancy veins.

On February 18, 2009, the Company released an independent resource estimate, completed by Mine Development Associates (MDA) of Reno, Nevada, reporting an Indicated Resource of approximately 68.9 million ounces of Silver – Equivalent and an Inferred Resource of approximately 77.6 million ounces of Silver – Equivalent. This current resource estimate was based on all holes drilled to date.

Santa Monica Property:

On June 21, 2004, the Company announced that it had acquired an option for a 51 per cent participation in a second property from Wheaton (now Goldcorp Inc.) through its subsidiary, Minas de Sanluis S.A. de C.V. The terms of this second option are similar to those of the first with Wheaton on the La Preciosa property. The Company is required to make expenditures of US$1 million over the next five years and to issue 100,000 common shares, the first 50,000 shares upon acceptance by the TSX Venture Exchange and the remaining 50,000 shares after one year from the date of approval. The property, termed “Santa Monica”, covers 17,285 hectares and is located in the Municipality of Panuco de Coronado, Durango State, Mexico, and is adjacent to the La Preciosa property. On February 9, 2007, the Company issued the second tranche of 50,000 common shares to Luismin S.A. de C.V.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE MONTHS ENDED JANUARY 31, 2009 AND 2008

(Expressed in Canadian Dollars)

Description of Business (continued):

Santa Monica Property (continued):

On the Santa Monica property, an initial work program has been completed, including mapping of the Mesa de los Panuqueños area, together with sampling of 706 rock float samples and 1,920 soil samples, plus an ASTER alteration satellite imagery study by PhotoSat Inc of Vancouver, BC. Results from the testing have been received and reported. An IP geophysical survey by Peter Walcott & Associates Inc. of Vancouver, BC, which commenced in March 2007, has completed 212 line-kilometres over the sample area in the northeast sector of the property. In 2008, the Company completed an initial drilling program on Santa Monica, consisting of 6 diamond drill holes totaling 2,498 metres.

During 2008, the Company’s cumulative exploration expenditures on the Santa Monica Property exceeded US$1,000,000, consequently fulfilling all of the terms required to earn the 51% interest in the property.

On October 10, 2008, the Company entered into a letter agreement to acquire the remaining 49% interest in the Santa Monica Property from Minas de Sanluis for 2,000,000 common shares of the Company. Approval of the letter agreement was subsequently received from the TSX Venture Exchange on November 26, 2008. The Company expects to receive 100% title to the property in the near future at which point, the 2,000,000 common shares will be issued.

San Juan Property:

On April 25, 2006 the Company had announced that it had signed an Option Agreement with Silver Standard Resources Inc. (“Silver Standard”) to acquire a 75 per cent interest in its “San Juan” property located in the Municipalities of Canatlan and Panuco de Coronado, Durango State, Mexico. The San Juan property is immediately adjacent to the west of the Company’s La Preciosa property and Santa Monica Joint Venture. Under the terms of the Option Agreement, Orko Silver can earn a 75 per cent interest in the San Juan property from Silver Standard Mexico S.A. de C.V. (a wholly owned subsidiary of Silver Standard Resources Inc.) by incurring exploration expenditures of US $750,000 over a three year period, and by issuing 40,000 common shares to Silver Standard upon acceptance of filing of the Option Agreement by the TSX Venture Exchange. In addition, after satisfying the option expenditure requirement to earn the 75 per cent interest in the San Juan property, the agreement provides that the Company grant Silver Standard a "Back-in Right" to increase its interest by 10 per cent, to a 35 per cent total interest in the Joint Venture by incurring the next US $750,000 in expenditures on the property. On May 16, 2006 the Company issued 40,000 common shares to Silver Standard as per the terms of the agreement for acquiring the 75 per cent interest in the San Juan property.

An ASTER alteration satellite imagery study by PhotoSat Inc. of Vancouver, BC, for the San Juan property has been completed, as well as geological mapping, extending the strike length of the Nancy Sur, La Plomosa, El Vaquero and the La Plomosa Sur structures. In addition, an expanded geochemical survey of the property was initiated and included 1,164 soil samples and 256 rock chip samples. The San Juan soil grid is contiguous with the soil grid on the southern end of La Preciosa. Multiple geochemical anomaly targets have been identified for future follow up.

In late 2007, the Company initiated a 10,000 metre drilling program for the first phase of the San Juan project, initially targeted for La Plomosa and El Vaquero veins. Eight drill holes have been completed in the La Plomosa target area for 3,372 metres. Additional targets remain to be drilled.

During 2008, the Company’s cumulative exploration expenditures on the San Juan Property exceeded US$750,000, consequently fulfilling all of the terms for the 75% interest in the property and on July 21, 2008, the Company provided formal notice to Silver Standard that it had met the required expenditure level. The Company anticipates forming a joint venture with Silver Standard in the near future, per the terms of the original agreement.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE MONTHS ENDED JANUARY 31, 2009 AND 2008

(Expressed in Canadian Dollars)

Results of Operations for the Three Months Ended January 31, 2009 and 2008:

In the first quarter of 2009, the Company incurred significantly lower exploration costs of $1,160,700 compared to $2,225,561 incurred in the first quarter of last year. The Company’s drill rigs were idled in December 2008 to preserve working capital, with plans to resume drilling subsequent to the issuance of the Company’s 6th resource estimate which would include recommendations for ongoing drilling. The current quarter costs were incurred primarily on the La Preciosa property with costs on this property amounting to $1,130,379. The Company also incurred exploration costs of $6,122 on the Santa Monica property and $24,199 on the San Juan property in the quarter. Of the exploration costs incurred, drilling costs for the quarter aggregated $555,210,  geological costs were $251,210, assay costs were $109,283, site costs were $176,700 and general exploration costs totaled $68,297.

In the first quarter of 2009, the Company also incurred lower general expenses of $875,414, down 19 per cent over those incurred the first quarter of last year of $1,080,177. The lower costs reflect management’s efforts to preserve working capital in this uncertain economic environment.

Investor relations costs of $83,801 and travel costs of $74,745 were down significantly from those incurred last year of $149,344 and $220,967 respectively as management conducted less frequent travel overseas as part of the Company’s investor relations efforts. Costs in other categories were consistent with those incurred in the first quarter of last year. The largest component of general expenses was the non-cash charge of $455,106 to earnings representing the imputed value of stock options granted to directors, officers and consultants compared to the charge of $467,528 recorded last year.

Overall, in the first quarter of 2009, the Company incurred a loss of $2,128,879 or $0.02 per share, 34 per cent lower than the loss in the first quarter of last year of $3,243,569 or $0.03 per share. The decrease is attributable primarily to significantly lower exploration costs, down 48 per cent.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE MONTHS ENDED JANUARY 31, 2009 AND 2008

(Expressed in Canadian Dollars)

Statement of Mining and Exploration Expenditures to January 31, 2009:

MINING PROPERTIES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
Balance, October 31, 2008	$1,234,163	$50,000	$32,000	$1,316,163
Additions in the period:	-	-	-	-
Balance, January 31, 2009	$1,234,163	$50,000	$32,000	$1,316,163

EXPLORATION EXPENDITURES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
YEAR TO DATE
Drilling	$555,210	$-	$-	$555,210
Geological	241,819	5,013	4,378	251,210
Geophysical	-	-	-	-
Assay	109,283	-	-	109,283
Site costs	172,500	600	3,600	176,700
General exploration	51,567	509	16,221	68,297
Total expenditures for the period	$1,130,379	$6,122	$24,199	$1,160,700

EXPLORATION EXPENDITURES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
TOTAL TO DATE
Drilling	$20,164,052	$317,805	$460,008	$20,941,865
Geological	1,856,301	211,280	178,851	2,246,432
Geophysical	96,712	106,740	10,343	213,795
Assay	2,960,596	25,111	64,521	3,050,228
Site costs	2,596,315	252,692	124,835	2,973,842
General exploration	519,098	181,106	109,193	809,397
Total expenditures to date	$28,193,074	$1,094,734	$947,751	$30,235,559

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE MONTHS ENDED JANUARY 31, 2009 AND 2008

(Expressed in Canadian Dollars)

Restatement of Prior Periods due to Correction:

During fiscal 2008, the Company identified that it had inappropriately accounted for stock options issued to non-employees during the years ended October 31, 2005, 2006 and 2007. As a result, the Company restated its financial statements for these periods. The overall effect of this restatement on the financial statements for these years represented additional stock-based compensation expense aggregating $776,543.

Selected Annual Financial Information:

	For the year ended October 31, 2008	For the year ended October 31, 2007 (Restated)	For the year ended October 31, 2006 (Restated)
Total revenues	Nil	Nil	Nil
Loss before discontinued operations and extraordinary items:
(i) total for the year	21,549,564	12,925,523	7,251,019
(ii) per share	0.21	0.16	0.13
(iii) per share fully diluted	0.21	0.16	0.13
Net loss:
(i) total for the year	21,549,564	12,925,523	7,251,019
(ii) per share	0.21	0.16	0.13
(iii) per share fully diluted	0.21	0.16	0.13
Total assets	6,445,921	10,364,538	4,624,252
Total long-term financial liabilities	Nil	Nil	Nil
Cash dividends declared per-share	Nil	Nil	Nil

The loss for 2008 includes approximately $14.7 million in drilling, up $6.8 million, and other exploration costs incurred primarily on the La Preciosa property. The loss also includes $4,222,910 in stock-based compensation for options granted in 2008 and prior years.

The loss for 2007 includes approximately $7.9 million in drilling, up $3.2 million, and other exploration costs incurred primarily on the La Preciosa property. The loss also includes $3,124,089 in stock-based compensation for options granted in 2007 and prior years.

The loss for 2006 includes approximately $4.7 million in drilling, up $2.9 million, and other exploration costs incurred on the La Preciosa property. The loss also includes $935,441 in stock-based compensation for options granted in 2006 and prior years.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE MONTHS ENDED JANUARY 31, 2009 AND 2008

(Expressed in Canadian Dollars)

Selected Quarterly Financial Information:

	4th Quarter Ended October 31, 2009	3rd Quarter Ended July 31, 2009	2nd Quarter Ended April 30, 2009	1st Quarter Ended January 31, 2009
(a) Revenue				Nil
(b) Loss for period				2,128,879
(c) Loss per share				0.02
	4th Quarter Ended October 31, 2008	3rd Quarter Ended July 31, 2008	2nd Quarter Ended April 30, 2008	1st Quarter Ended January 31, 2008
(a) Revenue	Nil	Nil	Nil	Nil
(b) Loss for period	6,096,421	5,893,127	6,316,447	3,243,569
(c) Loss per share	0.06	0.06	0.06	0.03
	4th Quarter Ended October 31, 2007	3rd Quarter Ended July 31, 2007	2nd Quarter Ended April 30, 2007	1st Quarter Ended January 31, 2007
(a) Revenue	Nil	Nil	Nil	Nil
(b) Loss for period	4,078,252	3,026,578	3,742,498	2,078,195
(c) Loss per share	0.04	0.04	0.05	0.03

In an effort to preserve working capital, in December 2008, the Company halted its drill program on the La Preciosa property and consequently, drilling and other exploration costs for the quarter decreased to $1.2 million for the first quarter of 2009. Stock-based compensation recorded to reflect the computed value of stock options that vested in the first quarter was $0.5 million. Other operating expenses amounted to approximately $0.4 million in the first quarter of 2009.

Continuing the general trend of the last two years, the level of drilling and other exploration activity increased through the year, from $2.2 million in the first quarter to $3.8 million in the second quarter, $4.4 million in the third quarter and $4.3 million in the fourth quarter, incurred primarily by the continued drilling on the La Preciosa property. Stock-based compensation recorded to reflect the computed value of stock options that vested was $0.5 million in the first quarter, $2.0 million in the second quarter, and $0.9 million in the third and fourth quarters each. Other operating expenses amounted to approximately $0.6 million in each of the quarters.

During 2007 drilling and other exploration costs increased throughout the year, from $1.4 million in the first quarter to $2.3 million in the fourth quarter, as the Company contracted a third and then a fourth drill rig and also expanded its drill program to the San Juan property. For all four quarters of 2007, a major component of general operating expenses was the charge for stock-based compensation recorded to reflect the computed value of stock options that vested in the year, which fluctuated between $0.2 and $1.2 million over the quarters. Other operating expenses were fairly consistent throughout the year and averaged $0.5 million.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE MONTHS ENDED JANUARY 31, 2009 AND 2008

(Expressed in Canadian Dollars)

Capital Stock:

Authorized: An unlimited number of Common shares without par value.

	Number of	Amount
	Shares	$

Balance at October 31, 2007	96,798,278	31,847,472
Issued during the period

For cash:
Brokered private placement, net of share issue costs	7,320,000	10,890,231
Exercise of options	1,625,000	512,350
Exercise of warrants	1,984,438	1,671,887

Transferred from contributed surplus:
Exercise of options	–	471,611
Exercise of warrants	–	493,510

Balance at October 31, 2008, January 31, 2009 and March 23, 2009	107,727,716	45,887,061

Options:

The Company has a plan to grant stock options to directors, officers, employees and consultants of the Company. On January 21, 2008, the Company adopted an amendment to its 20% Fixed Plan, which was subsequently approved by shareholders at its Annual General Meeting of Shareholders to grant options to directors, officers, employees, contractors and consultants of the Company. Under the amended plan, the board of directors has the discretion to issue the equivalent of up to 19,438,030 shares. Options are generally for a term of up to five years from the date granted and are exercisable at a price that is not less than the market price on the date granted.

Stock option activity since October 31, 2007 is presented below:

	Number of Shares	Weighted Average Exercise Price $

Outstanding, October 31, 2007	13,370,000	0.69
Granted	5,530,000	1.76
Exercised	(1,625,000)	0.32
Cancelled	(150,000)	1.52
Forfeited	(25,000)	1.79

Outstanding, October 31, 2008	17,100,000	1.06
Granted	800,000	0.46

Outstanding, January 31, 2009	17,900,000	0.87
Forfeited	(100,000)	0.53

Outstanding, March 23, 2009	17,800,000	0.87

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE MONTHS ENDED JANUARY 31, 2009 AND 2008

(Expressed in Canadian Dollars)

Options (continued):

On November 21, 2008, the Company announced its intent to reduce the exercise price of 13,190,000 incentive stock options as to 6,595,000 options to $0.45 per share and 6,595,000 options to $0.60 per share, subject to TSX Venture Exchange acceptance, as well as, in the case of Insiders of the Company, the approval of disinterested shareholders. The Company intends to seek such disinterested shareholder approval at its next Annual General Meeting scheduled for May 2009. Accordingly each of the subject option holders will have the exercise price of half their options reduced to $0.45 per share and the other half to $0.60 per share. There has been no change to the expiry date of the options. The Company received TSX Venture Exchange acceptance on January 12, 2009 and thus reduced the exercise price for 4,175,000 options not subject to disinterested shareholder approval.

On February 2, 2009, the Company announced its intent to reduce the exercise price of 525,000 incentive stock options to $0.61 per share, subject to TSX Venture Exchange acceptance, as well as, in the case of Insiders of the Company, the approval of disinterested shareholders. The Company intends to seek such disinterested shareholder approval at its next Annual General Meeting scheduled for May 2009. There has been no change to the expiry date of the options. The Company received TSX Venture Exchange acceptance on March 11, 2009 and thus reduced the exercise price for 325,000 options not subject to disinterested shareholder approval.

The following table summarizes the stock options outstanding and exercisable at January 31, 2009 and March 23, 2009:

Exercise Prices	Number of Shares January 31, 2009	Number of Shares March 23, 2009	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price

$0.13	75,000	75,000	0.8	$0.13
$0.25	100,000	100,000	1.0	0.25
$0.45 - $0.47	2,887,500	2,837,500	3.9	0.45
$0.53 - $0.58	3,160,000	3,160,000	2.4	0.55
$0.60 - $0.69	2,857,500	3,132,500	3.4	0.62
$0.82 - $0.85	4,740,000	4,740,000	3.6	0.85
$1.55	525,000	200,000	4.4	1.55
$1.79 - $1.80	3,555,000	3,555,000	4.1	1.79
	17,900,000	17,800,000	3.5	1.74

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE MONTHS ENDED JANUARY 31, 2009 AND 2008

(Expressed in Canadian Dollars)

Warrants:

Warrant activity since October 31, 2007 is presented below:

	Number of Shares	Weighted Average Exercise Price $

Outstanding, October 31, 2007	3,392,188	0.91
Issued	439,200	1.65
Exercised	(1,984,438)	0.84

Outstanding, October 31, 2008, January 31, 2009 and March 23, 2009	1,846,950	1.15

The following table summarizes the warrants outstanding at January 31, 2009 and March 23, 2009:

Number of Shares
January 31, 2009	March 23, 2009	Exercise Price	Issue Date	Expiry Date
1,407,750	1,407,750	$1.00	August 24, 2007	August 24, 2009
439,200	439,200	$1.65	June 12, 2008	June 12, 2010

1,846,950	1,846,950

Shares in Escrow:

Nil.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE MONTHS ENDED JANUARY 31, 2009 AND 2008

(Expressed in Canadian Dollars)

Financial Position:

The Company’s financial position declined from the opening level, including cash and short-term investments, of $3,424,871 to the period-end level of $1,084,142, comprised of cash on hand of $184,142 and $900,000 in short-term investments due primarily to its exploration program which ran continuously throughout the period, although drilling was halted in December 2008.

The loss for the period of $2,128,879, after adjusting for non-cash items and changes in non-cash working capital accounts, amounted to a $2,389,721 cash requirement which was funded by a drawdown from short term investments in the amount of $2,100,000, with the remaining shortfall of $240,729 bringing about the reduction of the opening cash position from $424,871 to the closing position of cash on hand of $184,142, with $900,000 in short-term investments remaining at the end of the period available to fund the Company’s ongoing exploration program for the La Preciosa property.

Commitments:

Santa Monica Property:

As mentioned above, in 2008, the Company’s cumulative exploration expenditures on the Santa Monica Property exceeded US$1,000,000, consequently fulfilling all of the terms for a 51% interest in the property. The Company has no further cash commitments under the option agreement to fulfill.

On October 10, 2008, the Company entered into a letter agreement to acquire the remaining 49% interest in the Santa Monica Property from Minas de Sanluis for 2,000,000 common shares of the Company. Approval of the letter agreement was subsequently received from the TSX Venture Exchange on November 26, 2008. The Company expects to receive 100% title to the property in the near future at which point, the 2,000,000 common shares will be issued.

San Juan Property:

As mentioned above, in 2008, the Company’s cumulative exploration expenditures on the San Juan Property exceeded US$750,000, consequently satisfying all of the requirements to earn its 75% interest in the property. On July 21, 2008, the Company provided formal notice to Silver Standard that it had met the required expenditure level. The Company anticipates forming a joint venture with Silver Standard in the near future, per the terms of the original agreement.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE MONTHS ENDED JANUARY 31, 2009 AND 2008

(Expressed in Canadian Dollars)

Commitments (continued):

Office Leases:

(a)

On February 20, 2006, the Company entered into a joint lease agreement with an unrelated third party to lease office premises commencing July 1, 2006 for a term of five years. The lease commitment is shared equally between the two parties. As at January 31, 2009, Company’s portion of the lease payments for the remaining term of the lease is as follows:

$
2009	52,500
2010	70,000
2011	46,700

(b)

On April 16, 2007, the Company entered into a lease agreement, amended June 1, 2007, to lease office premises commencing June 1, 2007 for a term of three years. As at January 31, 2009, the Company’s gross lease payments for the remaining term of the lease are as follows:

$
2009	39,285
2010	30,540

The Company subleases these premises to two companies having directors in common with the Company. The Company expects to recover two-thirds of the above amounts over the remaining term of the lease.

Corporate Summary:

At this time, management believes it has adequate working capital to meet its short-term corporate operating obligations and the commitments noted above with respect to its leasing obligations, but anticipates that additional working capital will be required to resume its drilling program, and this will be met by additional placements of its common shares with investors. As reported regarding the La Preciosa property, all drills were halted in early December 2008 for the year-end break, and to allow the independent consulting firm to complete an updated Resource Estimate, which would include all data from drill holes completed to that point. This independent report is expected in the near future, and the Company will use the updated information to develop its next steps, such next steps to include a new drilling program.

While there has been great volatility in the stock markets, which would raise questions about the Company’s ability to raise new capital and thereby sustain or expand its operations, the Company has received indications from current and interested investors of their willingness to invest further in the Company due to its progress to date and the strength of its previously-reported Inferred Resource Estimate. More recently, there have been numerous public financings completed by major mining companies and by junior companies, adding further support to this market-receptive perspective. However, there is no certainty that the Company will be successful in its efforts to raise the needed capital, which would cause the Company to reconsider its viability as a going concern at that time and how best to sustain its reduced level of operations, pending a return to better market conditions where a financing could be completed. However, because the drills have been halted, the Company’s current “core costs” cash requirement has reduced to approximately $150,000 per month, which, if necessary, would require only a small financing to sustain both its corporate and Mexican operational needs for the next year.

Off Balance Sheet Arrangements:

The Company has no material off balance sheet arrangements in place.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE MONTHS ENDED JANUARY 31, 2009 AND 2008

(Expressed in Canadian Dollars)

Related Party Transactions:

(a)

Advances to Related Parties

As at January 31, 2009, advances to related parties consists of $11,586 (2008 – $15,059) advanced to the President for travel expenses to be incurred on behalf of the Company. These amounts are non-interest bearing and will be applied in the future against travel expenses incurred by the President on behalf of the Company.

(b)

Due to Related Parties

As at January 31, 2009, due to related parties consists of $Nil (2008 - $13,709) payable to the officers of the Company for travel expenses incurred on behalf of the Company and $Nil (2008 - $22,998) payable to a director of the Company for exploration expenditures incurred. These amounts are non-interest bearing, unsecured and have no fixed terms of repayment.

(c)

Related Party Transactions

During the three months ended January 31, 2009 the Company entered into the following transactions with related parties:

i)

A company controlled by the Vice-President of Exploration incurred $49,057 (2008 – $13,663) in exploration expenditures on behalf of the Company for which the company was subsequently reimbursed.

ii)

Companies controlled by the President, Executive Vice-President, Chief Financial Officer and Corporate Secretary earned management service fees related to their position of $84,125 (2008 – $79,200).

iii)

The Company subleases office premises to related parties.

All of the above noted transactions have been in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

Investor Relations:

In July 2008, the Company retained the services of two firms to provide corporate finance advisory services to the Company. The agreement with Raifin S.A., based in Switzerland, is subject to termination with 60 days notice. The agreement with Arcon Group Inc., based in Montreal, is subject to termination with 30 days notice.

Adoption of New Accounting Standards and Developments:

(a)

CICA 3064, “Goodwill and Intangible Assets” and amended CICA 1000, “Financial Statement Concepts”

These standards clarify the criteria for the recognition of assets, intangible assets and internally developed intangible assets. The Company adopted these standards on November 1, 2008. The adoption of these standards did not have a significant impact on the Company’s financial statements.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE MONTHS ENDED JANUARY 31, 2009 AND 2008

(Expressed in Canadian Dollars)

Adoption of New Accounting Standards and Developments (continued):

(b)

CICA 1400, “General Standards of Financial Statement Presentation”

In May 2007, the CICA issued amended Handbook Section 1400, “General Standards of Financial Statement Presentation”. The section provides revised guidance related to management’s responsibility to assess and disclose the ability of an entity to continue as a going concern. The Company adopted this standard on November 1, 2008. The adoption of this standard did not have a significant impact on the Company’s financial statements.

(c)

International Financial Reporting Standards

In February 2008, the CICA Accounting Standards Board confirmed that public companies will be required to prepare interim and annual financial statements under International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. The Company continues its assessment of the impact of adopting IFRS and has not yet determined its effect on its financial statements. Management’s assessment to date indicates that there will be minor effects on the Company’s disclosures on adoption of IFRS, but there will be no major financial impact or accounting changes. However, it is recognized that the IFRS requirements are evolving daily in advance of the transition date, and such changes may alter this early assessment in the intervening period.

Critical Accounting Estimates:

In the preparation of these financial statements, the Company is required to make estimates and assumptions, which impact on the accounting and reporting of its assets, liabilities, revenues and expenses in the period. The critical accounting estimates arise in relation to the following:

(a)

Mineral Properties

The initial value attributed to a property on acquisition and the ongoing reported value reflect management’s assessment of the continuing interest it has for performing additional work and incurring the related additional expenditure to advance the information base on which it will determine the potential magnitude of mineralization and ultimately, whether it has economic value. If information is learned which, in management’s view, impairs the ongoing level of its interest and consequent plans for further project work, the carrying value of each of the Company’s mineral properties, on an individual basis, is adjusted to reflect the level of impairment experienced. Such information on a property would include a significant unfavourable change in the political, legal, regulatory, or title status, the environmental conditions, property accessibility, or disappointing geophysical, geochemical or assay results. The impairment adjustment would be computed, based on management’s assumptions, estimates and judgment, to reduce the carrying value of each impaired property to an appropriate value based on the information, and ultimately to the net realizable value to the Company on sale or abandonment.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE MONTHS ENDED JANUARY 31, 2009 AND 2008

(Expressed in Canadian Dollars)

Critical Accounting Estimates (continued):

(b)

Asset Retirement Obligations

The Company routinely assesses whether there is any need for property remediation on a property-by-property basis to determine whether there will be a need for future costs to be incurred when a property is abandoned. The Company relies on its professional, technical advisors to provide these assessments, drawing from their expertise, historical documentation and experience. To date, there have been no costs identified for future expenditure with respect to any of the Company’s properties.

(c)

Impairment of Long-Lived Assets

The Company routinely assesses whether the carrying values of its long-lived assets continue to be appropriate and have not been impaired. When an impairment has been identified for an individual asset or group of assets, the individual or group carrying value is adjusted to reflect the degree of impairment experienced, and ultimately to reflect the net realizable value to the Company on sale or abandonment.

(d)

Income Taxes

The Company calculates its income tax liabilities in accordance with prevailing income tax regulations in Canada and other jurisdictions in which it operates, and in doing so, makes assumptions, interpretations and estimates on the treatment, timing and eligibility of various costs in the determination. The Company also makes interpretations of the regulations and their applicability to the Company’s circumstances. Finally, the Company makes assumptions and estimates on the overall tax impact on the Company’s consolidated operations.

(e)

Stock-Based Compensation

The Company awards options as compensation to its directors, officers, staff and consultants, and determines the expense associated with such option grants using the Black-Scholes pricing model in accordance with Canadian accounting practice. The application of this model requires that a number of input variables be determined by the Company for each reporting period using historical data and assumptions and estimates.

Risks and Uncertainties:

(a)

Exploration and Development Risks:

Resource exploration and development has inherently considerable risk and is therefore highly speculative in nature. The Company’s exploration activity to date involves procedures which are not definitive and are subject to considerable interpretation and inference, and consequently the results reported are subjective in nature and may not reflect actual mineralization present. Further, there is no indication that the success achieved to date will continue, and that the Company will be able to report sufficient mineralization for there to be economically recoverable quantities of minerals determined at some point in the future.

In addition, the Company’s operations rely on the availability of skilled labour and materials in the region of its operations, and there can be no assurance that these resources will continue to be available and available at cost levels which will be affordable to the Company.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE MONTHS ENDED JANUARY 31, 2009 AND 2008

(Expressed in Canadian Dollars)

Risks and Uncertainties (continued):

(b)

Uncertainty of Title Risks:

The Company has obtained clear title of its properties and has received assurances from its joint venture partners that they also hold clear title to their properties under our joint venture agreements. However, the procedures taken to ensure clear title may not be sufficient, and future challenge of title may result, due to unregistered prior entitlements or prior regulatory non-compliance.

(c)

Environmental Risks:

The Company manages its exploration and development activities to minimize the environmental damage at all times, and it endeavours to remediate the sites and facilities immediately upon withdrawal from any particular location to the full satisfaction of landowners and governmental requirements. However, there remains the risk that some aspect of our activity may have caused or will cause environmental damage, and the Company will need to further remediate the land and facilities and incur added costs in so doing.

(d)

Political and Regulatory Risks:

The Company’s operations are subject to control and scrutiny by several levels of government, various departments within each level, and corporate, environmental and mining regulations. Consequently, the Company is exposed to a large array of conditions to satisfy on a daily basis in its activities, and considerable risk exists that the Company will fail to be fully compliant in all respects in this political and regulatory environment.

(e)

Foreign Exchange Risks:

The Company incurs most of its expenditures in foreign countries and consequently is exposed to foreign exchange risks due to changes in the value of the Canadian dollar with respect to these foreign currencies. A weakening of the Canadian dollar with respect to these foreign currencies would increase the costs of the Company’s activities in these foreign jurisdictions. The Company does not hedge its exposures to movements in the exchange rates at this time.

(f)

Financial Risks:

The Company has financed its exploration and development activities through the sale of its common shares. The Company has a history of losses from its activities to date and has incurred an operating loss from its current operations this year. The Company does not expect to earn revenues in the foreseeable future, which would offset the costs of its exploration and development activities, and consequently expects to continue to report operating losses for the foreseeable future. The Company plans to continue to finance its day-to-day operations through the sale of common shares of its capital. However, there is no assurance that the Company will be successful in selling its common shares to the investing public, and thereby raise sufficient capital to continue its activities. Further, there is no assurance that the capital markets will be available, and will support the sale of resource-based common shares in the future.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE MONTHS ENDED JANUARY 31, 2009 AND 2008

(Expressed in Canadian Dollars)

Risks and Uncertainties (continued):

(g)

Mineral Price Risks:

Mineral prices, in particular gold and silver, are volatile, and have risen sharply in recent periods. The prices are subject to market supply and demand, political and economic factors, and commodity speculation, all of which can interact with one another to cause significant price movement from day to day and hour to hour. These price movements can affect the Company’s ability to operate and to raise financing through the sale of its common shares.

Financial Instruments:

(a)

Fair Value of Financial Instruments

The Company has various financial instruments including cash and cash equivalents, short-term investments, receivables, advances to related parties, accounts payable and accrued liabilities and due to related parties. The carrying values of these financial instruments approximate their fair values due to their near-term maturities.

(b)

Credit Risk

The Company maintains a majority of its cash and cash equivalents and short-term investments with a major Canadian financial institution. The Company maintains the remainder of its cash and cash equivalents with a major Mexican financial institution. Deposits held with these institutions may exceed the amount of insurance provided on such deposits.

The Company’s receivables consist of $12,900 of interest receivable from a major Canadian financial institution accrued on its short-term investments, $31,776 of value added taxes (“VAT”) receivable from an agency of the Canadian government and $653,342 of VAT receivable from an agency of the Mexican government.

(c)

Liquidity Risk

The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances and purchasing short-term investments with early redemption features. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities.

(d)

Currency Risk

As the Company operates in an international environment, some of the Company’s transactions and balances are denominated in currencies other than the Canadian dollar. The Company’s foreign exchange risk arises primarily with respect to the Mexican peso. Fluctuations in the exchange rates between this currency and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company does not engage in any hedging activity to mitigate this risk.

At January 31, 2009, the Company has cash and cash equivalents of $46,637 and receivables of $653,342 denominated in 540,648 and 7,574,083 Mexican pesos, respectively. A strengthening (weakening) of the Canadian dollar against the Mexican peso of 10% would result in an increase (decrease) in the Company’s loss and comprehensive for the period of $70,000.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE MONTHS ENDED JANUARY 31, 2009 AND 2008

(Expressed in Canadian Dollars)

Financial Instruments (continued):

(e)

Interest Rate Cash Flow Risk

The Company’s short-term investments are subject to interest rate price risk as they carry variable rates of interest. The Company does not engage in any hedging activity to mitigate this risk.

As at January 31, 2009, the Company had $900,000 of short-term investments earning interest at rates which are variable. A plus or minus 1% change in interest rates would affect loss and comprehensive loss for the period by $2,250.

(f)

Commodity Price Risk

Mineral prices, in particular gold and silver, are volatile, and have risen and fallen sharply in recent years. The prices are subject to market supply and demand, political and economic factors, and commodity speculation, all of which can interact with one another to cause significant price movement from day to day and hour to hour. These price movements can affect the Company’s ability to operate and to raise financing through the sale of its common shares.

Subsequent Events:

(a)

On February 2, 2009, the Company announced its intent to reduce the exercise price of 525,000 incentive stock options to $0.61 per share, subject to TSX Venture Exchange acceptance, as well as, in the case of Insiders of the Company, the approval of disinterested shareholders. The Company intends to seek such disinterested shareholder approval at its next Annual General Meeting scheduled for May 2009. There has been no change to the expiry date of the options. The Company received TSX Venture Exchange acceptance on March 11, 2009 and thus reduced the exercise price for 325,000 options not subject to disinterested shareholder approval.

(b)

On February 18, 2009, the Company released an independent resource estimate, completed by Mine Development Associates (MDA) of Reno, Nevada, reporting an Indicated Resource of approximately 68.9 million ounces of Silver – Equivalent and an Inferred Resource of approximately 77.6 million ounces of Silver – Equivalent.

Additional information:

Additional information relating to the Company may be accessed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.